SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                              --------------------

                                  FUNDTECH LTD.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              --------------------

                                  FUNDTECH LTD.
                        (NAME OF FILING PERSON (OFFEROR))

                              --------------------

   CERTAIN OPTIONS UNDER The Fundtech Ltd. 1997 Stock Option Plan For Fundtech Corporation; The Fundtech Ltd. THE 1997 Israeli Share Option Plan; AND The
    Fundtech Ltd. 1999 Employee Option Plan TO PURCHASE ORDINARY SHARES, PAR
                                      VALUE
                  NIS 0.01 PER SHARE, HELD BY CERTAIN EMPLOYEES
                         (TITLE OF CLASS OF SECURITIES)
                              --------------------

                                    M47095100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                          (UNDERLYING ORDINARY SHARES)
                              --------------------

                             MICHAEL S. HYMAN, ESQ.
                                  FUNDTECH LTD.
                         30 MONTGOMERY STREET, SUITE 501
                          JERSEY CITY, NEW JERSEY 07302
                                 (201) 946-1100
                               FAX: (201) 946-1801
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                              --------------------

                                   COPIES TO:
                            SCOTT S. ROSENBLUM, ESQ.
                      KRAMER LEVIN NAFTALIS & FRANKEL, LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100
                               FAX: (212) 715-8000

                            CALCULATION OF FILING FEE

================================================================================

         Transaction valuation*                   Amount of filing fee

                $80,508                                  $16.10

================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,011,600 ordinary shares of Fundtech Ltd. having an aggregate value of $80,508 as of June 10, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                  $16.10
Form or Registration No.:                Schedule TO-I
Filing party:                            Fundtech Ltd.
Date filed:                              June 10, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [ ]   third party tender offer subject to Rule 14d-1.
  [x]   issuer tender offer subject to Rule 13e-4.
  [ ]   going-private transaction subject to Rule 13e-3.
  [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Amendment") relates to the offer by Fundtech Ltd., an Israeli corporation ("Fundtech"), to exchange for new options certain of the outstanding options to purchase ordinary shares granted under The Fundtech Ltd. 1997 Stock Option Plan For Fundtech Corporation; The Fundtech Ltd. 1997 The Israeli Share Option Plan; The Fundtech Ltd. 1999 Employee Option Plan (collectively, the "Option Plans"), upon the terms and subject to the conditions set forth in the Offer to Exchange dated June 10, 2002 and amended on July 3, 2002 and in the related Letter of Transmittal, copies of which are filed with this Amendment as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Fundtech.

                                EXPLANATORY NOTE

      This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, as originally filed by Fundtech Ltd. ("Fundtech", "we" or "our") with the Securities and Exchange Commission on June 10, 2002 (the "Schedule TO"), relating to an offer by Fundtech to exchange options to purchase shares of Fundtech's ordinary shares that are outstanding under the Fundtech Ltd. 1997 Stock Option Plan For Fundtech Corporation; The Fundtech Ltd. The 1997 Israeli Share Option Plan; and the Fundtech Ltd. 1999 Employee Option Plan (collectively, the "Option Plans") held by certain eligible employees for new options to purchase ordinary shares under the Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO and the related Letter of Transmittal that was filed as Exhibit (a)(1)(B) to the Schedule TO and the Notice to Withdraw Tender that was filed as Exhibit (a)(1)(C) to the Schedule TO.

      This Amendment No. 1 amends and supplements the Schedule TO by attaching as Exhibits amended versions of the Offer to Exchange, the Letter of Transmittal and the Notice to Withdraw Tender, in order to:

     (i) revise the Offer to Exchange, the Letter of Transmittal and the Notice to Withdraw Tender to provide that the expiration date of the tender offer has been extended until July 15, 2002 from an original expiration date of July 9, 2002;

     (ii) revise the Offer to Exchange to state that we may not waive a condition to the tender offer with respect to a particular individual option holder but only with respect to all eligible option holders as a class, by revising the third sentence of the third paragraph of Section 3;

     (iii) revise the Offer to Exchange to state that the variety of events and circumstances upon which the tender offer is conditioned does not include events and circumstances arising as a result of actions or omissions by us, by revising the first sentence of the first paragraph of Section 6;

     (iv) revise the Offer to Exchange to remove the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor") by deleting the second sentence of the first paragraph of Section 18, as the Safe Harbor does not apply to statements made in connection with the Offer to Exchange; and

     (v) revise the Offer to Exchange to include disclosure concerning the material tax consequences of the transaction to tax residents of the United Kingdom, Singapore and Australia by inserting such disclosure under the appropriate headings in Sections 8 and 14.

     This Amendment No. 1 also attaches as Exhibit (a)(2)(B) a letter from Fundtech to the eligible option holders who are tax residents of the United Kingdom, Singapore or Australia and as Exhibit (a)(2)(C) a letter from Fundtech to all eligible option holders who are not tax residents of such jurisdictions notifying them of the extension of the tender offer and revisions to the Offer to Exchange.

Item 12.  Exhibits.

  Exhibit
  Number                     Description
  ------                     -----------

(a)(1)(A)   Offer to Exchange, dated June 10, 2002 and amended July 3, 2002. (2)

(a)(1)(B)   Form of Letter of Transmittal. (2)

(a)(1)(C)   Form of Notice to Withdraw Tender. (2)

(a)(2)(A)   Form of Letter to Eligible Option Holders. (1)

(a)(2)(B) Form of Letter to Eligible Option Holders who are Tax Residents of the United Kingdom, Singapore or Australia. (2)

(a)(2)(C) Form of Letter to Eligible Option Holders regarding Extension of Tender Offer Expiration Date until July 15, 2002. (2)

(a)(5)(A) Fundtech Ltd. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference).
            (1)

(a)(5)(B) Fundtech Ltd. Report on Form 6-K (filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference). (1)

(b)         Not applicable.

(d)(1) The Fundtech Ltd. 1999 Employee Option Plan (filed as Annex A to the Company's Definitive Proxy Statement Schedule 14A, filed with the Securities and Exchange Commission on August 23, 1999 and incorporated herein by reference). (1)

(d)(2)      The Fundtech Ltd. The 1997 Israeli Share Option Plan. (1)

(d)(3)      The Fundtech Ltd. 1997 Stock Option Plan For Fundtech Corporation.
            (1)

(g)         Not applicable.

      (1)   Previously filed.

      (2)   Filed herewith.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FUNDTECH LTD.


                                          /s/ Michael S. Hyman
                                          ------------------------
                                          Michael S. Hyman
                                          Vice President, General Counsel and
                                          Secretary

Date:  July 3, 2002

                                INDEX TO EXHIBITS

  Exhibit
  Number                      Description
  ------                      -----------

(a)(1)(A)   Offer to Exchange, dated June 10, 2002 and amended July 3, 2002. (2)

(a)(1)(B)   Form of Letter of Transmittal. (2)

(a)(1)(C)   Form of Notice to Withdraw Tender. (2)

(a)(2)(A)   Form of Letter to Eligible Option Holders. (1)

(a)(2)(B) Form of Letter to Eligible Option Holders who are Tax Residents of the United Kingdom, Singapore or Australia. (2)

(a)(2)(C) Form of Letter to Eligible Option Holders regarding Extension of Tender Offer Expiration Date until July 15, 2002. (2)

(a)(5)(A) Fundtech Ltd. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference).
            (1)

(a)(5)(B) Fundtech Ltd. Report on Form 6-K (filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference). (1)

(b)         Not applicable.

(d)(1) The Fundtech Ltd. 1999 Employee Option Plan (filed as Annex A to the Company's Definitive Proxy Statement Schedule 14A, filed with the Securities and Exchange Commission on August 23, 1999 and incorporated herein by reference). (1)

(d)(2)      The Fundtech Ltd. The 1997 Israeli Share Option Plan. (1)

(d)(3)      The Fundtech Ltd. 1997 Stock Option Plan For Fundtech Corporation.
            (1)

(g)         Not applicable.

      (1)   Previously filed.

      (2)   Filed herewith.


                                      -4-